Mail Stop 3561

May 27, 2010

Thomas D. Kavanaugh, Esq.
General Counsel
Higher One Holdings, Inc.
25 Science Park
New Haven, Connecticut 06511

>   Re: **Higher One Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 26, 2010**
>   **File No. 333-165673**

Dear Mr. Kavanaugh:

        We have reviewed your letter dated May 25, 2010 in response to our comment letter dated May 19, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Use of Proceeds, page 32

1. We note your response to comment three from our letter dated May 19, 2010 and your added disclosure that you also plan to use proceeds to develop new products, enhance and upgrade existing products, and selectively consider strategic acquisitions and investments. Please state the approximate amount intended to be used for each purpose. With respect to your plan to use the proceeds to finance acquisitions, provide the information required by Instruction 6 to Item 504 of Regulation S-K. It is unclear from your response whether you have current specific plans for a significant portion of the proceeds. If you do not have specific plans for a significant portion of the proceeds, please state that fact and discuss the principal reasons for the offering. See Item 504 of Regulation S-K. Please also update the use of proceeds disclosure in the Prospectus Summary section.

Business, page 69

Intellectual Property, page 83

2. We note your response to comment seven from our letter dated May 19, 2010. We also note your risk factors regarding the importance of your intellectual property rights and your disclosure that in February 2009 you filed a patent infringement complaint against TouchNet Information Systems, Inc. Therefore, please provide us your analysis of why you believe that Item 101(c)(1)(iv) of Regulation S-K disclosure is not material. Alternatively, please disclose the information required by Item 101(c)(1)(iv) of Regulation S-K.

Annual Bonus, page 97

3. We note your response to comment 11 from our letter dated May 19, 2010. Please describe how the compensation committee determines the value to assign to each weighting if the identified performance goals is satisfied at only the threshold level or at some point between the threshold and target level.

2010 Equity Incentive Plan, page 108

4. We note your response to comment 12 from our letter dated May 19, 2010. Please incorporate your response into your filing.

5. If you have or intend to make any awards under your 2010 Equity Incentive Plan in connection with the initial public offering, please disclose how the award was or will be determined and how the named executive officers can earn the award.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 2 – Significant Accounting Policies, page F-6

Cost of Revenues, page F-10

6. We note your response to comment 15 from our letter dated May 19, 2010. Please tell us and disclose how you account for deferred set-up and other direct costs of implementation if a customer contract expires or is terminated prior to launch.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or in his absence Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lopez, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        Via facsimile